UNITED STATES         OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION       ------------
                        WASHINGTON, DC 20549      OMB Number:  3232-0145
                                                    Expires:  February 28, 2006
                                                    Estimated average burden
                                                    hours per response.......15
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

NAME OF ISSUER:   The Immune Response Corporation

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.0025 per share

CUSIP NUMBER:  45252T10

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

            Qubit Holdings LLC
            Attn:  Alan Fogelman
            c/o 535 Madison Avenue, 18th Floor
            New York, NY 10022
            Tel:  (212) 355-5565
            Fax:  212-751-3483

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  April 11, 2006

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  45252T10

1.   NAME OF REPORTING PERSON:  Qubit Holdings LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a)       (b)  x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware


                        7.   SOLE VOTING POWER:  0 shares
     Number of
     Shares Bene-
     ficially Owned     8.   SHARED VOTING POWER: 50,000,000 shares
     by Each
     Reporting Person   9.   SOLE DISPOSITIVE POWER:  0 shares
     With
                       10.  SHARED DISPOSITIVE POWER: 50,000,000 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  50,000,000 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes       No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.44%

14.  TYPE OF REPORTING PERSON:  OO

CUSIP NO.:  45252T10

1.   NAME OF REPORTING PERSON:  Alan Fogelman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a)       (b)  x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

     Number of                7.   SOLE VOTING POWER:  0 shares
     Shares Bene-
     ficially Owned           8.   SHARED VOTING POWER: 50,000,000 shares
     by Each
     Reporting Person         9.   SOLE DISPOSITIVE POWER:  0 shares
     With
                             10.  SHARED DISPOSITIVE POWER: 50,000,000 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  50,000,000 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes       No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.44%

14.  TYPE OF REPORTING PERSON:  IN

ITEM 1.   SECURITY AND ISSUER

     This  Statement  relates to the common  stock,  $0.0025 par value per share
(the "Common  Stock"), of The  Immune  Response  Corporation,   a  Delaware
corporation (the "Company"), whose principal executive offices are located at 5931 Darwin Court, Carlsbad, California 92008.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This report is being filed by each of Qubit Holdings LLC and Alan Fogelman.

     (b) The business address of Qubit Holdings LLC is c/o 535 Madison Avenue, New York, New York 10022. The business address of Alan Fogelman is 222-04 77th Avenue, Oakland Gardens, New York 11364.

     (c) Alan Fogelman's present principal occupation is tax and financial planning specialist.

     (d) Neither Qubit Holdings LLC nor Alan Fogelman has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Qubit Holdings LLC nor Alan Fogelman has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Qubit Holdings LLC is a Delaware limited liability company. Alan Fogelman is an individual of United States citizenship.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Alan Fogelman (the "Manager") is the sole non-member manager of Qubit Holdings LLC ("Qubit"). Pursuant to Qubit's operating agreement, the Manager has voting and dispositive power as to the securities held by Qubit.

     On February 9, 2006, pursuant to the contingency described below, the Company entered into a Securities Purchase Agreement with Qubit. In exchange for $250,000 cash, the Company issued to Qubit a $250,000 promissory note (the "Note"), secured by substantially all of the Company's assets, bearing interest at 8% per annum, maturing on January 1, 2008, and convertible into Common Stock at $0.02 per share, plus 37,500,000 warrants to purchase shares of Common Stock at $0.02 per share (the "Warrants"). Pursuant to the Securities Purchase Agreement, Qubit also granted the Company the right to, until August 8, 2006, cause Qubit to purchase an additional $250,000 secured convertible note of like tenor and an additional 37,500,000 warrants of like tenor, and to thereupon receive another $250,000 cash.

     At that time, the Company advised Qubit that the Company did not have enough authorized but unissued shares of Common Stock to enable the conversion or exercise of the derivative securities issued or issuable to Qubit. The Company indicated that it would use reasonable best efforts, including calling and convening a special meeting of its stockholders to amend the Company's certificate of incorporation and soliciting proxies to effectuate such amendment, to cause there to be a sufficient number of authorized shares of its Common Stock available for issuance upon full conversion of the Note and the Warrants held by Qubit.

     As disclosed on its Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 17, 2006, on April 11, 2006, the Company obtained stockholder approval for and effectuated, by making the appropriate filing with the Delaware Secretary of State, an amendment of its certificate of incorporation to increase its authorized number of shares of Common Stock from 170,000,000 to 3,500,000,000. As of that date, the Company had a sufficient number of authorized but unissued shares of Common Stock to enable the conversion or exercise of all of its outstanding derivative securities, in accordance with their terms.

     On August 2, 2006, in exchange for $250,000, Qubit exercised 12,500,000 Warrants at $0.02 per share and acquired 12,500,000 shares of Common Stock.

     ITEM 4.   PURPOSE OF TRANSACTION

     Qubit has acquired its holdings of the Company's securities described above for investment purposes. Qubit may, from time to time, depending on market conditions regulatory and other factors deemed relevant by Qubit and the Manager, acquire additional holdings of the Company's securities. Qubit reserves the right to, and may in the future choose to, change the purpose of its investment and take such actions as it deems appropriate in light of the circumstances, including, without limitation, to convert some or all of the Notes and/or exercise some or all of the Warrants for shares of Common Stock (subject to the availability for issuance of Common Stock) and/or to dispose of, in the open market, in a private transaction or by gift or otherwise, all or a portion of the Note(s), the Warrants and/or the shares of Common Stock received upon such conversion or exercise and/or such other securities of the Company that Qubit may hereafter acquire.

     Neither Qubit nor the Manager presently has any plans or proposals that relate to or would result in any of the following:

     (d) Any change in the present Board of Directors or management of the Company;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g)  Any  changes  in  the  Company's  charter,   By-laws,  or  instruments
corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

     (h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate percentage of shares of Common Stock reported beneficially owned by Qubit is based upon 254,108,685 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 5, 2006, as disclosed by the Company. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on voting and investment power with respect to shares. Shares of Common Stock subject to options, notes or warrants currently exercisable, or exercisable within 60 days after the date of this Statement, are deemed outstanding for computing the percentage ownership of Qubit, but are not deemed outstanding for computing the percentage ownership of any other person.

     As of the date of this Statement, Qubit is a beneficial owner of 50,000,000 shares of Common Stock, which represented approximately 16.44% of the issued and outstanding number of shares of Common Stock as of May 5, 2006. Specifically, Qubit is a beneficial owner of 12,500,000 shares of Common Stock issuable upon conversion of the Note, 25,000,000 shares of Common Stock issuable upon the exercise of the unexercised portion of the Warrants, and 12,500,000 shares of Common Stock issued upon the August 2, 2006 exercise of Warrants.

     For the reasons indicated above, the Manager may be deemed to beneficially own the 50,000,000 shares of Common Stock beneficially owned by Qubit, representing 16.44% of such class of securities.

     (b) Qubit and the Manager have shared power to vote and dispose of all shares of Common Stock beneficially owned by Qubit.

     (c) See Item 3 above.

     (d) No person other than Qubit is known to have the right to receive, and no person other than Qubit and the Manager, is known to have the power to direct the receipt of, dividends from or the proceeds from the sale of such shares of Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information contained in Item 3 hereof is hereby incorporated by reference to this Item 6.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

99.1 An agreement relating to the filing of a joint statement as required by Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

99.2 Securities Purchase Agreement, dated as of February 9, 2006, between the Company and Qubit.

99.3 8% Senior Secured Convertible Promissory Note of the Company, in the principal amount of $250,000, issued on February 9, 2006 to Qubit.

99.4 Stock Purchase Warrant of the Company, issued on February 9, 2006, to Qubit, to purchase 37,540,000 shares of Common Stock.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 11, 2006

                                                     Qubit Holdings LLC


                                                     By:      /s/ Alan Fogelman
                                                              -----------------
                                                     Name:    Alan Fogelman
                                                     Title:   Non-Member Manager

                                                     /s/ Alan Fogelman
                                                     --------------------------
                                                         Alan Fogelman

                                  EXHIBIT INDEX


99.1 An agreement relating to the filing of a joint statement as required by Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

99.2 Securities Purchase Agreement, dated as of February 9, 2006, between the Company and Qubit.

99.3 8% Senior Secured Convertible Promissory Note of the Company, in the principal amount of $250,000, issued on February 9, 2006 to Qubit.

99.4 Stock Purchase Warrant of the Company, issued on February 9, 2006, to Qubit, to purchase 37,540,000 shares of Common Stock.